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SEC Mail Processing Section
FEB 25 2021
Washington DC
406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aronson Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Rockville Pike, Suite 600
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry A. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aronson Capital Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member/Principal

Title

SEC Mail Processing Section

FEB 25 2021

Washington DC

406

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	639,081
Total assets	$	639,081

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	3,367
Accrued expenses		11,100
Deferred Revenue		11,428
Total liabilities		25,895
Members' equity		613,186
Total liabilities and members' equity	$	639,081

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

Revenues	$ 855,086
Operating expenses:	
Management fees	900,596
Consulting fees	40,101
Professional fees	24,168
Other	7,302
	972,167
Loss from operations	(117,081)
Other income	
Interest income	16
	16
Net loss	(117,065)
Contributed Capital	250,000
Members' equity, beginning of year	480,251
Members' equity, end of year	$ 613,186

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2020

Subordinated liabilities to claims of general creditors at January 1, 2020	$	-
Increases		-
Decreases		-
Subordinated liabilities to claims of general creditors at December 31, 2020	$	-

The accompanying notes are an integral part of this financial statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(117,065)
Adjustments to reconcile net loss to net cash from operating activities:		
Increase in accounts payable		2,892
Decrease in accrued expenses		(3,550)
Increase in deferred revenue		11,428
Net cash used by operating activities		(106,295)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change due to/from related party		(7,695)
Contributed Capital		250,000
Net cash provided by financing activities		242,305
NET INCREASE IN CASH		136,010
Cash and cash equivalents, beginning of year		503,071
Cash and cash equivalents, end of year	$	639,081

The accompanying notes are an integral part of this financial statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Aronson Capital Advisors, LLC (the "Company") was organized on August 27, 2001, pursuant to the laws of the State of Maryland. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger and acquisition advisory and related consulting services.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from advisory, placement, or other fees are recognized when earned, generally when the related services are performed, and expenses are recognized when incurred (See Note 8).

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that may affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all cash in bank and on hand to be classified as cash and cash equivalents for cash flow purposes. The Company considers financial instruments with maturities less than 90 days to be cash equivalents.

Accounts Receivable and Contract Assets

Accounts receivable may include nonrefundable deposits receivable from parties who have engaged the Company. Generally, such deposits are received upon execution of the contract. In certain instances, the deposit may be received over a negotiated period of several months rather than upon contract execution. Senior management reviews all receivables on a regular basis to determine if any amounts will potentially be uncollectible, based on management's best estimate of possible losses determined on the basis of historical experience. Specific allowances are provided for known troubled accounts if necessary. All accounts or portions thereof that are deemed to be uncollectible or that require excessive collection costs are charged to bad debt expense.

1. **Description of Business and Summary of Significant Accounting Policies** (continued)

Receivables related to revenue earned from contingent fees, as described further in Note 7, are considered "Contract Assets" under Accounting Standards Codification ("ASC") 606 and would be included with accounts receivable on the statement of financial condition.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board ("FASB") ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), and related amendments. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of control for promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue principles, an entity is required to identify the contract(s) with a customer, identify the performance obligations, determine the transaction price, allocate the transaction price to the performance obligations and recognize revenue when the performance obligation is satisfied (i.e., either over time or point in time). ASC 606 further requires that companies disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification ("ASC"). Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions.

Fair Value

Cash and cash equivalents are considered short-term instruments; thus, the carrying amount is a reasonable estimate of fair value.

2. Related Party Transactions

The Company has a management agreement with a ninety-nine percent (99%) member of the Company. This agreement provides that the member will provide funding, as needed, to operate the Company's business by providing additional capital contributions or by issuing subordinated loans. All professional staff related expenses paid by the member, attributable to the Company, will be charged to the Company based on a per-hour standard billing rate for the individual staff which performed the functions on behalf of the Company. The member will be solely responsible for all general and administrative expenses associated with the shared facilities and administrative staff. The Company will not be responsible to repay any of these general and administrative expenses, as they will be part of the per-hour standard billing rate for personnel. These standard billing rate charges will be recorded monthly as a liability and related management fee expense. Under this management agreement, the member charged the Company $900,596 for the year ended December 31, 2020. The balance due to the member from the Company was $0 at December 31, 2020, relating to the management fees.

3. Net Capital Requirement

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $613,186 which was $608,186 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.02 to 1 at December 31, 2020.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

4. Concentration of Credit Risk

The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Management has determined that the concentrations subject the Company to minimal risk.

5. Transactions with Major Customers

Due to the nature of the Company's business, large transactions with customers will occur each year. Transactions with two (2) major customers accounted for approximately ninety-five (95%) of revenues for the year ended December 31, 2020.

6. Contingencies

In the normal course of business activities, the Company is subject to regulatory/ examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

7. Revenue from Contracts with Customers

Revenue Recognition Policies
Revenue is measured for merger and acquisition (M&A) advisory, placement, and other related consulting services based on consideration specified, both fixed and variable, in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control as services are performed for a customer. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine the performance obligations and whether they are satisfied at a point in time or over time; how to estimate variable consideration, including whether constraints on variable consideration should be applied due to uncertain future events; how to allocate the total transaction price where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of progress for any performance obligations satisfied over time.

There is one major revenue stream which provides investment banking services related to M&A transactions. Accordingly, there are several different types of promised services and fees that could be included within a contract:

M&A advisory and other consulting services. The fees associated with advisory and consulting services are primarily paid upfront, when a contract is signed, through a nonrefundable fixed fee. The advisory and consulting services can consist of analyzing financial information such as financial statements and forecasts; information relevant to the transaction ("deal") and, as applicable, potential buyer(s) and seller entities; development of marketing materials to highlight customer (as seller) key attributes; assist with buy-side or sell-side due diligence; assist with evaluation of prospective offers and structuring of a deal; other advisory or consulting services such as tax, valuation, and other related advice. The various activities described as part of the advisory and consulting services are not considered distinct within the context of the contract because the services are generally delivered concurrently with one another and can be highly interrelated. However, these services are considered a separate and distinct performance obligation from the placement services; although there is some dependency, the customer is receiving distinct value from these services regardless of whether or not a successful deal is consummated. The stated fees for advisory or consulting generally approximate a stand-alone-selling-price for these services and therefore, would also approximate the allocated transaction price. The transaction price allocated to this performance obligation is recognized over time as the related activities occur, beginning around the time of contract execution and continuing until the contract term has ended or there is termination or

7. **Revenue from Contracts with Customers** (continued)

consummation of the deal, if sooner. The Company believes that using a ratable recognition method over the service period is the appropriate approach since the services have a consistent pattern of transfer and are performed as requested or as needed.

Placement services. There are two types of transaction fees associated with the placement related services. There is a "success" or "broker" fee that is paid upon a successful consummation of the transaction. There is a "contingent" fee that is earned, as applicable, once achievement of a contingent portion of the deal purchase price occurs, such as a portion of the price earned based on future revenue or earnings measures or other future events, such as continued employment of key personnel. The placement services generally consist of assisting with final activities associated with successful consummation of a deal, including final negotiations on deal structure and pricing. As noted previously, although there is some dependency, the placement services are considered a separate and distinct performance obligation from the M&A advisory and other services. The pricing for these fees is typically based on a commission that is determined using defined percentages that are applied to different tiers of the final deal price (success fee) plus a defined percentage applied to a future event and/or earnings or other financial measure (contingent fee). The pricing generally approximates a stand-alone-selling-price because it falls within a standard, market-based range based on the potential deal size and specific, relevant market factors, such as geographic or industry factors. The transaction price that is allocated to this performance obligation is entirely variable. The events surrounding realization of the success fees are highly uncertain and typically, the expected consideration would be fully constrained until practically, consummation occurs. Therefore, the success fees are not included in the transaction price until consummation is certain to occur. Similarly, in many instances, the contingent fees are based on highly uncertain, future events which are highly susceptible to factors outside the Company's influence, such as specified financial targets or other measures. When not fully constrained, the contingent fees are estimated using the most likely amount at the estimation date. Any allocated transaction price that is not constrained is recognized for the placement services over time, as the related activities are performed. Effectively, those associated with attempts at successful consummation of the deal are performed very close to the deal close (or scheduled) date. Additionally, as noted previously, the respective success fee is fully constrained until it is known with certainty that the deal will be consummated. Therefore, recognition will generally occur upon consummation of a successful deal. There is no recognition of a success fee if a deal is terminated. For contingent fees, once not constrained, the pattern of transfer will depend on when the underlying events have occurred or financial measures have been met. Generally, once the fees are not constrained, the related events or measures have occurred or have been met. If these have not yet occurred, such as when the fees are associated with future employment, ratable recognition over the service period will typically be an appropriate approach for recognizing revenue due to the consistent pattern of transfer over this period.

Reimbursable expenses. Out-of-pocket costs are reimbursed for some contracts and are considered immaterial. Revenue is recognized as the costs are incurred.

NOTES TO FINANCIAL STATEMENTS

7. Revenue from Contracts with Customers (continued)

The following table presents revenue by major source:

M&A Advisory and Consulting Fees	$ 198,572
Placement Fees:	
Success Fees	645,000
Contingent Fees	11,514
Total Placement Fees	671,514
Total Revenue	$855,086

Contract Costs to Obtain or Fulfill a Contract

Contract costs to obtain or fulfill a contract are expensed as incurred since the costs do not meet the definition of "incremental" or other criteria for capitalization and recognition as an asset.

8. Subsequent Events

Management has evaluated subsequent events through February 19, 2021, the date that the financial statements were available to be issued.

During 2020, the Company started discussions around the early retirement of its most active Principal. His retirement is considered the catalyst for the Company to start the process of winding down operations and liquidating. In November 2020, the Board of Directors of the majority member (Board) met to discuss a detailed plan for liquidating. However, although there was a memo of understanding created that was approved by the Board on January 7, 2021 and signed the following day, the Principal did not provide his written notice to tender his resignation until January 11, 2021. This member is anticipating a date of termination on or about March 31, 2021 but this date may be extended. Once the member's termination date is final, the Company will file a Uniform Request for Broker-Dealer Withdrawal (BDW) with FINRA for withdrawal of membership which will be effective 60 days later.

As a result of the final approval by the Board and the Principal's written notice, the Company would adopt the liquidation basis of accounting effective January 11, 2021. This basis of accounting is considered appropriate when liquidation of an organization is imminent.

After the effective date, the Company's normal activities continue and once the remaining projects are complete the Company will begin winding down its affairs, including but not limited to, seeking to realize the value of its remaining assets; making tax and regulatory filings; winding down its remaining business activities and satisfying its remaining liabilities.

Consequently, the Company's financial statements would be prepared on a going concern basis for the year ended December 31, 2020 and for the period from January 1, 2021 to January 10, 2021. Starting on January 11, 2021, the Company's financial statements would be prepared on a liquidation basis. Under the liquidation basis of accounting, assets are stated at their net realizable values and liabilities are stated at their estimated settlement amounts.

SUPPLEMENTAL INFORMATION

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

Schedule I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2020

NET CAPITAL		
Members' equity	$	613,186
LESS: NON-ALLOWABLE ASSETS		0
NET CAPITAL	$	613,186
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
EXCESS NET CAPITAL	$	608,186
AGGREGATE INDEBTEDNESS	$	14,467
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.02 to 1
EXCESS NET CAPITAL PER UNAUDITED PART II FOCUS REPORT	$	608,186
ADJUSTMENT FOR RECLASS OF DUE FROM RELATED PARTY		-
EXCESS NET CAPITAL PER AUDITED REPORT	$	608,186
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL PER UNAUDITED PART II FOCUS REPORT		0.02 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report. There were no material differences between the original Focus Report filed on 01/26/2021 and the amended Focus Report filed on 02/02/2021.

See independent auditors' report on supplementary information.

ARONSON CAPITAL ADVISORS, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2020

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

ARONSON CAPITAL ADVISORS, LLC
Schedule III
Information for Possession or Control Requirements
Under SEC Rule 15c3-3
As of December 31, 2020

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

REVIEW

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax - pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Aronson Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Aronson Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Aronson Capital Advisors, LLC stated that Aronson Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Aronson Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aronson Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 19, 2021

ARONSON
CAPITAL ADVISORS LLC

111 Rockville Pike
Suite 600
Rockville, Maryland 20850

301.231.6200
301.231.7630
www.aronsoncapitalpartners.com
info@aronsoncapitalpartners.com

Exemption Report

Aronson Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) During 2020, it came to the Company's attention that the Company may no longer be eligible to claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and may need to modify the Company's FINRA Membership Agreement. The Company is working with its FINRA Representative and a resolution will be made in 2021.

I, Larry A. Davis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Larry A. Davis

Title: Managing Member

February 19, 2021

TABLE OF CONTENTS

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax - pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aronson Capital Advisors, LLC (the Company) (a Maryland corporation) as of December 31, 2020, the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aronson Capital Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aronson Capital Advisors, LLC's management. Our responsibility is to express an opinion on Aronson Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aronson Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Aronson Capital Advisors, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Aronson Capital Advisors, LLC's internal control over financial reporting. Accordingly, we express no such opinion.

P&N
Postlethwaite & Netterville

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

We have served as Aronson Capital Advisors, LLC's auditor since 2007.

Baton Rouge, Louisiana
February 19, 2021